Merrill Lynch - Alternative Investments LLC 1200 Merrill Lynch Drive (1B) Pennington, New Jersey 08534

Bank of America Corporation

November 12, 2012

Michael McTiernan
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	Ortus Currency FuturesAccess LLC
Amendment No. 3 to Registration Statement on Form 10
Filed November 13, 2012
File No. 000-54623

Dear Mr. McTiernan:

Merrill Lynch Alternative Investments LLC (“MLAI”), the manager of Ortus Currency FuturesAccesss LLC (the “Fund”), thanks you for your letter of September 21, 2012, providing comment to the above-referenced filing.  On behalf of the Fund, MLAI has reviewed the comment and has provided the response below.  For your convenience, we have included the comment below in bold with the corresponding response.  References to the “Fund” in our response also refer to Ortus Currency GWIM-AI Master Fund as applicable.

Use of Proceeds and Cash Management Income, page 7

1.
We note your response to comment 1. To the extent 10% or more of the notional amount of forward contracts are with Merrill or UBS, in their capacity as prime brokers, please include a cross-reference to a web site where an investor can view the SEC Exchange Act periodic reports of such prime broker. We would not object to disclosure that clarifies that this information is not incorporated by reference. If in the future you have a 10% concentration with another prime broker, please include similar disclosure in your Exchange Act reports.

From the Staff's comment letter dated May 11, 2012, and the above comment, we understand the Staff's primary concern is about the Fund’s exposure to its prime brokers’ credit risk.  We would note that the notional amount of a counterparty’s currency forward contracts with a particular broker does not have any relevance to such fund’s exposure to the credit risk of such broker because the credit risk due to forward contract exposure is based on net exposure of the entire forward contract portfolio, with long and short contracts in the same underlying currency off-setting each other, and collateral posted by a prime broker to its fund clients reducing credit risk on a dollar-for-dollar basis.  Funds do not buy or own forward contracts which they trade; they only own (or owe) the profit (or loss) generated by the forward contract positions which they take.  The net profit on forward positions plus the collateral posted by a fund to establish the position is the net credit exposure of a fund to its prime broker.

Mr. Michael McTiernan
November 12, 2012

If a broker becomes insolvent, the fund does not lose the notional amount of the fund’s open contracts held at the broker — because the fund never owned such notional amount to begin with — but only the net amount owed by the broker to the fund with respect to all such contracts, after taking into account netting between all the outstanding contracts.  For example, if Fund A initiated 10 Euro forward contracts with an initial collateral deposit of $30,000 and no profit or loss, while Fund B held 1 Euro forward contract with the broker with an initial collateral deposit of $3,000 that earned a $50,000 gain, Fund B’s exposure to the broker would be $53,000, while Fund A’s would be $30,000, even though Fund A holds forward contracts with 10 times the notional exposure of the single forward contract held by Fund B.  The use of collateral plus undistributed profit as the VaR of a forward contract is also consistent with the methodology used by funds in reporting VaR under Item 305 of Regulation S-K.

While we urge the Staff to reconsider the methodology by which it assesses a fund’s credit exposure to counterparties on forward contracts, the point is moot in the instant case.  The Fund currently has approximately all of its currency forward contract positions with UBS AG; so, accordingly, we are amending the Fund’s Registration Statement on Form 10 to provide that financial information with respect to UBS AG, reported to the U.S. Securities and Exchange Commission, may be found on the Investor Relations Homepage of UBS AG's website at http://www.ubs.com/global/en/about_ubs/investor_relations.html or via the SEC's EDGAR system through the Filings page of the SEC's website at http://www.sec.gov.  We have clarified that this information is not incorporated by reference into the Fund's Registration Statement.

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the Fund is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbra E. Kocsis
Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
Manager
Ortus Currency FuturesAccess LLC

cc:	James Biery